

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

February 5, 2008

Mr. Eric D. Tanzberger
Chief Financial Officer
Service Corporation International
1929 Allen Parkway
Houston, Texas 77019

Re: **Service Corporation International**
        Form 10-K for Fiscal Year Ended December 31, 2006
        File No. 001-06402
        Filed March 1, 2007

Dear Mr. Tanzberger:

        We have reviewed your supplemental response letter dated January 17, 2008 as well as your filing and have the following comments. As noted in our comment letter dated November 28, 2007, we have limited our review to your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.

Valuation of trust investments, page 39
Insurance loss reserves, page 40
5. Alderwoods Acquisition, page 62

   1. We note your response to prior comment 1. As previously requested, revise the proposed Alderwoods acquisition disclosures to explain the method and assumptions used by you to determine the valuations.

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        Please respond to these comments within 10 business days or tell us when you will provide us with a response. You may contact Michael Henderson, Staff Accountant, at (202) 551-3364 or Dean Suehiro, Senior Staff Accountant, at (202) 551-3384 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 if you have any other questions.

                                        Sincerely,

                                        Larry Spirgel
                                        Assistant Director